1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2011
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date February 23, 2011	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The full text of the following information published by Aluminum Corporation of China Limited* on the website of the Shanghai Stock Exchange is set out herein for reference purpose only.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
23 February 2011

As at the date of this announcement, the members of the Board comprise Mr. Xiong Weiping, Mr. Luo Jianchuan and Mr. Liu Xiangmin (executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (independent non-executive Directors).

* For identification purpose only

Stock Code: 601600	Stock Name: Chalco	No.: Lin 2011-006

ALUMINUM CORPORATION OF CHINA LIMITED
ANNOUNCEMENT ON RESOLUTIONS PASSED AT
THE ELEVENTH MEETING OF THE FOURTH SESSION OF
THE BOARD OF DIRECTORS

The Company and all members of the board of directors (the "Board") warrant the truthfulness, accuracy and completeness of the contents of this announcement, and accept joint responsibilities for any false representations, misleading statements contained herein or material omissions from this announcement.

The eleventh meeting of the fourth session of the Board of Aluminum Corporation of China Limited* (the "Company") considered and approved the following proposals by way of written resolution on 23 February 2011. The consideration and voting procedures for the written resolutions are in compliance with the requirements of laws, rules, regulations, and the Articles of Association.

I.

THE PROPOSAL IN RELATION TO ENGAGEMENT OF MR. LIU CAIMING AS SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER OF THE COMPANY AND APPOINTMENT OF MR. LIU CAIMING AS A MEMBER OF THE EXECUTIVE COMMITTEE OF THE COMPANY WAS CONSIDERED AND APPROVED

It was approved that Mr. Liu Caiming would be engaged as Senior Vice President and Chief Financial Officer of the Company and appointed as a member of the Executive Committee of the Company.

II.	THE PROPOSAL IN RELATION TO NOMINATION OF MR. LIU CAIMING AS A CANDIDATE FOR EXECUTIVE DIRECTORS OF THE FOURTH SESSION OF THE BOARD OF THE COMPANY WAS CONSIDERED AND APPROVED

(1)

As considered and approved by the Nomination Committee of the fourth session of the Board of the Company, Mr. Liu Caiming was nominated as a candidate for executive directors of the fourth session of the Board of the Company.

(2)

The proposal in relation to election of Mr. Liu Caiming as executive director of the fourth session of the Board of the Company would be submitted to 2010 annual general meeting of the Company for consideration and approval.

ATTACHMENT: BIOGRAPHY OF MR. LIU CAIMING

Liu Caiming, aged 48, is currently a deputy general manager of Aluminum Corporation of China. Graduated from the School of Economics at Fudan University, Mr. Liu is a doctoral candidate, senior accountant and certified public accountant in the PRC. He joined Aluminum Corporation of China in January 2007. Having been engaged in financial management at large state-owned enterprises for a long time, Mr. Liu has extensive experience in finance and business management. He had served as an instructor at the Finance and Trade School of Capital University of Economics and Business, and subsequently served as deputy head and head of the Finance Department of China Non-ferrous Metals Foreign-Engineering Corporation, deputy general manager of China Non-ferrous Metals Construction Group Limited, deputy general manager of China Non-ferrous Construction Group Limited, director and deputy general manager of China Non-ferrous Metal Industry's Foreign Engineering and Construction Co., Ltd., deputy general manager of China Nonferrous Metal Mining and Construction (Group) Co., Ltd., chairman of Yunnan Copper Industry (Group) Co., Ltd., chairman of Chinalco Shanghai Copper Co., Ltd., executive director of Chinalco Kunming Copper Co., Ltd., and president of China Copper Co., Ltd.. Mr. Liu also has acted as titular deputy head of Department of Finance of Yunnan Province, director of State-owned Assets Supervision and Administration Commission of Yunnan Provincial People's Government and assistant to the governor of Yunnan Province. Currently, Mr. Liu remains to be a director of China Copper Co., Ltd.

Documents available for inspection: Resolution Passed at the Eleventh Meeting of the Fourth Session of the Board of Aluminum Corporation of China Limited.

Note:	the Board meeting to be held by the Company at 2:30 p.m. on 28 February 2011 will be the twelfth meeting of the fourth Board accordingly.

The Board of Directors
Aluminum Corporation of China Limited
23 February 2011

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary